

December 6, 2010

Richard J. Lieb
Chief Financial Officer
Greenhill & Co., Inc.
300 Park Avenue
New York, NY 10022

> **Re: Greenhill & Co., Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement**
> **Filed March 11, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2010**
> **Filed May 3, 2010**
> **File No. 001-32147**

Dear Mr. Lieb:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin Woody
Branch Chief